ECS HOLDINGS LIMITED
First Quarter Financial Statement and Dividend Announcement

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS.

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

1(a)(i) Income Statement for the quarter ended 31 March 2007.

	Group		%
	Three Months Ended 31 March		
	2007	2006	
	$'000	$'000	Increase/ (Decrease)
Revenue	621,464	554,949	12.0
Cost of sales	(592,410)	(528,177)	12.2
Gross profit	29,054	26,772	8.5
Other income including interest income	874	878	(0.5)
Selling & distribution expenses	(12,256)	(11,644)	5.3
General & administrative expenses	(8,339)	(8,153)	2.3
Operating profit (note 1)	9,333	7,853	18.8
Fair value changes on financial instruments	(1,180)	(1,856)	(36.4)
Finance costs	(2,077)	(2,234)	(7.0)
Share of profit of associate	181	1,048	(82.7)
Profit from operations before tax	6,257	4,811	30.1
Income tax expense	(1,335)	(1,213)	10.1
Profit for the period	4,922	3,598	36.8
Attributable to:			
Equity holders of the parent	4,368	3,333	31.1
Minority interests	554	265	109.1
	4,922	3,598	36.8

Breakdown and explanatory Notes to Income Statement

1. The following items have been included in arriving at operating profit:-

Group	Three Months Ended 31 March		
	2007	2006	% Increase/
	$'000	$'000	(Decrease)
Depreciation and amortisation	(872)	(918)	(5.0)
Allowance made for doubtful debts and bad debts written off net of bad debts recovered	(423)	(895)	(52.7)
Allowance (made) / reversed for stocks obsolescence and stocks written off	(41)	(432)	(90.5)
Foreign exchange gain	302	74	308.1
Gain on sale of property, plant and equipment	27	-	Nm

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	31 March 2007 $'000	31 December 2006 $'000	31 March 2007 $'000	31 December 2006 $'000
Non-Current Assets				
Property, plant and equipment	10,541	10,323	108	115
Investment in subsidiaries	-	-	96,168	94,518
Investment in associate	6,569	6,428	-	-
Other assets	704	667	147	44,969
Goodwill on consolidation	33,522	33,522	-	-
Deferred tax assets	2,332	1,987	-	-
	53,668	52,927	96,423	139,602
Current Assets				
Inventories	136,498	123,324	-	-
Trade and other receivables	376,435	363,305	84,792	57,762
Cash and bank balances	39,586	29,400	1,201	505
	552,519	516,029	85,993	58,267
Current Liabilities				
Bank overdrafts (Unsecured)	1,072	19	-	-
Trade and other payables	216,915	197,867	2,055	2,809
Deferred Income	496	321	-	-
Bank borrowings	177,189	119,730	61,712	31,928
Loans due to minority shareholders of subsidiary	-	521	-	-
Finance lease liabilities	25	22	-	-
Preference shares	-	77	-	-
Current tax payable	3,316	2,670	-	-
	399,013	321,227	63,767	34,737
Net Current Assets	153,506	194,802	22,226	23,530
Non-Current Liabilities				
Bank borrowings	-	44,822	-	44,822
Loans due to minority shareholders of subsidiary	-	3,936	-	-
Deferred tax liabilities	400	398	27	27
Deferred income	239	239	-	-
Finance lease liabilities	22	31	-	-
	661	49,426	27	44,849
	206,513	198,303	118,622	118,283
Equity attributable to equity holders of the parent				
Share capital	112,016	112,016	112,016	112,016
Other reserves	3,729	32	5,655	5,655
Retained earnings	82,027	78,007	951	612
	197,772	190,055	118,622	118,283
Minority interests	8,741	8,248	-	-
Total Equity	206,513	198,303	118,622	118,283

Notes to Balance Sheet

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31/03/2007		As at 31/12/2006	
$'000	$'000	$'000	$'000
Secured	Unsecured	Secured	Unsecured
-	178,261	-	119,749

Amount repayable after one year

As at 31/03/2007		As at 31/12/2006	
$'000	$'000	$'000	$'000
Secured	Unsecured	Secured	Unsecured
-	-	-	44,822

Details of any collateral
N.A.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended 31 March	
	2007	2006
	$'000	$'000
Cash Flows from Operating Activities		
Profit from operations before taxation	6,257	4,811
Adjustments for :		
Share of profit of associate	(181)	(1,048)
Fair value changes on financial instruments	1,180	1,856
Depreciation of property, plant and equipment	872	918
Gain on disposal of property, plant and equipment	(27)	-
Interest expense	2,077	2,234
Interest income	(256)	(327)
Operating profit before working capital changes	9,922	8,444
Changes in working capital :		
Inventories	(11,175)	(17,672)
Trade and other receivables	(8,069)	2,987
Trade and other payables	19,556	10,290
Cash generated from / (utilised in) operations	10,234	4,049
Income taxes paid	(957)	(862)
Net cash flow from operating activities	9,277	3,187
Cash Flows from Investing Activities		
Interest received	256	327
Investment in associate	-	(3,778)
Purchase of property, plant and equipment	(767)	(649)
Proceeds from disposal of property, plant and equipment	27	2
Net cash flow from investing activities	(484)	(4,098)
Cash Flows from Financing Activities		
Interest paid	(3,685)	(3,905)
Proceeds from bank loans	26,852	27,009
Repayment of bank loans	(16,818)	(33,976)
Payment of finance lease instalments	(10)	(5)
Loans to associate	(1,475)	(3,979)
Payments to minority shareholders of subsidiaries	(4,563)	-
Net cash flow from/ (used in) financing activities	301	(14,856)
Net (decrease)/ increase in cash and cash equivalents	9,094	(15,767)
Cash and cash equivalents at beginning of the period	29,381	53,673
Effects of exchange rate changes on balances held in foreign currencies	39	(1,066)
Cash and cash equivalents at end of period	38,514	36,840

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Statement of Changes in Equity

(i) Consolidated statement of changes in equity for the three months ended 31 March 2007

	Share Capital $'000	Share Premium $'000	Dividend Reserve $'000	General Reserve $'000	Revaluation Reserve $'000	Accumulated Profits $'000	Currency Translation Reserve $'000	Total $'000	Minority Interest $'000	Total Equity $'000
Bal as at 1 Jan 2007	112,016	-	5,655	-	-	78,007	(5,623)	190,055	8,248	198,303
Transfer of profit				361	(13)	(348)				
Net profit for the period	-	-	-	-	-	4,368	-	4,368	554	4,922
Exchange gain/(loss) on translation of net assets of foreign subsidiaries	-	-	-	-	-	-	3,349	3,349	(61)	3,288
Bal as at 31 Mar 2007	112,016	-	5,655	361	(13)	82,027	(2,274)	197,772	8,741	206,513

(ii) Consolidated statement of changes in equity for the three months ended 31 March 2006

	Share Capital $'000	Share Premium $'000	Dividend Reserve $'000	Hedging Reserve $'000	Accumulated Profits $'000	Currency Translation Reserve $'000	Total $'000	Minority Interest $'000	Total Equity $'000
Bal as at 1 Jan 2006	36,360	75,656	5,196	(1,856)	63,505	(4,676)	174,185	7,589	181,774
Transfer to share capital	75,656	(75,656)	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	3,333	-	3,333	265	3,598
Fair value changes on financial instruments	-	-	-	1,856	-	-	1,856	-	1,856
Exchange loss on translation of net assets of foreign subsidiaries	-	-	-	-	-	(275)	(275)	(13)	(288)
Bal as at 31 Mar 2006	112,016	-	5,196	-	66,838	(4,951)	179,099	7,841	186,940

(iii) Statement of changes in equity of the company for the three months ended 31 March 2007

	Share Capital $'000	Share Premium $'000	Dividend Reserve $'000	Accumulated Profits / (Losses) $'000	Total $'000
Bal as at 1 Jan 2007	112,016	-	5,655	612	118,283
Net profit for the period	-	-	-	339	339
Bal as at 31 Mar 2007	112,016	-	5,655	951	118,622

(iv) Statement of changes in equity of the company for the three months ended 31 March 2006

	Share Capital $'000	Share Premium $'000	Dividend Reserve $'000	Accumulated Profits / (Losses) $'000	Total $'000
Bal as at 1 Jan 2006	36,360	75,656	5,196	566	117,778
Transfer to Share Capital	75,656	(75,656)	-	-	-
Net loss for the period	-	-	-	(291)	(291)
Bal as at 31 Mar 2006	112,016	-	5,196	275	117,487

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-back, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2007, the Company did not issue any shares. As at 31 March 2007, the Company has outstanding share options of 21,867,000 unissued ordinary shares. The outstanding share options as at 31 March 2006 amounted to 24,827,000 unissued ordinary shares.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

N.A.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2006 except as described in paragraph 5.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The Amendments and Interpretations to the Singapore Financial Reporting Standards ("FRSs") for periods effective from 1 January 2007 are currently being assessed to have no material impact on the Group results.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	3 Months Ended 31 Mar 2007	3 Months Ended 31 Mar 2006
Earnings per ordinary share for the year based on net profit attributable to shareholders:-		
(i) Based on weighted average number of ordinary shares in issue	1.20 cents	0.92 cents
Weighted average number of shares ('000)	363,599	363,599
(ii) On a fully diluted basis	1.20 cents	0.92 cents
Weighted average number of shares ('000)	363,688	363,599

In arriving at the fully diluted earnings per share, only those potential ordinary shares arising from the exercise of options which would dilute the basic earnings per share of the Group are included in the computation.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year.

	GROUP	
	31 Mar 2007	31 Dec 2006
Net asset value per ordinary share based on issued share capital as at the end of the financial period	54.39 cents	52.27 cents

	COMPANY	
	31 Mar 2007	31 Dec 2006
Net asset value per ordinary share based on issued share capital as at the end of the financial period	32.62 cents	32.53 cents

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

Review of Group Performance

Business Segment Information

	Revenue			Profit before Interest & Taxation		
	3 months ended 31 Mar 2007 $'000	3 months ended 31 Mar 2006 $'000	% Change	3 months ended 31 Mar 2007 $'000	3 months ended 31 Mar 2006 $'000	% Change
Distribution	401,819	336,000	19.6	4,723	3,899	21.1
Enterprise Systems	213,141	213,194	(0.0)	3,955	3,399	16.4
IT Services	6,504	5,755	13.0	598	554	7.9
Share of associate's profit	-	-	Nm	181	177	2.3
Fair value changes on financial instruments	-	-	Nm	(1,180)	(1,856)	(36.4)
Negative goodwill	-	-	Nm	57	872	(93.5)
Total	621,464	554,949	12.0	8,334	7,045	18.3

Geographical Segment Information

	Revenue			Profit before Interest & Taxation		
	3 months ended 31 Mar 2007 $'000	3 months ended 31 Mar 2006 $'000	% Change	3 months ended 31 Mar 2007 $'000	3 months ended 31 Mar 2006 $'000	% Change
North Asia	297,536	269,423	10.4	3,237	2,594	24.8
South East Asia	323,928	285,526	13.4	6,039	5,258	14.9
Share of associate's profit	-	-	Nm	181	177	2.3
Fair value changes on financial instruments	-	-	Nm	(1,180)	(1,856)	(36.4)
Negative goodwill	-	-	Nm	57	872	(93.5)
Total	621,464	554,949	12.0	8,334	7,045	18.3

(a) Revenue

The Group's revenue in 1Q 2007 increased by 12.0% to $621.5m as compared to $554.9m for 1Q 2006. The higher revenue was driven mainly by strong distribution sales of notebooks, particularly in Malaysia and China.

Geographically, North Asia revenue registered double-digit growth of 10.4% in 1Q 2007 as compared to 1Q 2006 mainly due to strong growth in notebooks and networking products. South East Asia revenue for 1Q 2007 also grew by 13.4% year-on-year, mainly a result of strong performances in the distribution of notebooks and PCs.

(b) Profitability

The Group's 1Q 2007 net profit after tax and minority interests ("NPATMI") increased by 31.1% to $4.4m as compared to $3.3m for 1Q 2006.

The Group's net profit before interest and tax ("PBIT") for 1Q 2007 improved by 18.3% to $8.3m from $7.0m in 1Q 2006. Both Distribution and Enterprise business segments did well, with their PBIT year-on-year growing faster than their respective revenue year-on-year growth rates. In the Distribution segment, the growth in PBIT of 21.1% was led by notebooks, desktop PCs and supplies, while in the Enterprise Systems segment, the 16.4% growth in PBIT was driven by enterprise softwares and networking products.

Selling and distribution expenses in 1Q 2007 increased by 5.3% to $12.3m as compared to 1Q 2006. General and administrative expenses increased by a marginal 2.3% to $8.3m. Overall, total operating expenses as a % of revenue improved from 3.6% in 1Q 2006 to 3.3% in 1Q 2007 as the Group continues its tight management on costs.

Finance costs were 7.0% lower in 1Q 2007 as compared to 1Q 2006, mainly due to lower utilization of bank borrowings by $21.3m year-on-year.

On a geographical basis, the Group reported strong growth in PBIT in both North Asia and South East Asia. For the 1Q 2007, the 24.8% PBIT growth from North Asia was attributed from their Distribution segment year-on-year growth of 27.1% coupled with their Enterprise Systems segment year-on-year growth of 25.1%. South East Asia also reported strong growth in PBIT of 14.9% for 1Q 2007 as compared with 1Q 2006, arising from robust profitability growth of 96.8% in Malaysia.

(c) Balance Sheet

The Group's total shareholders funds were $197.8m as at 31 March 2007, an increase of $7.7m from $190.1m as compared to 31 December 2006.

Group borrowings increased by $13.7m to $178.3m as at 31 March 2007, from $164.6m as at 31 December 2006. Working capital days improved from 51.7 days in 1Q 2006 to 46.9 days in 1Q 2007 due to strong collections in trade receivables. For 1Q 2007, the Group generated a higher positive operating cash flow of $9.3m, as compared to 1Q 2006 of $3.2m.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

   N.A.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With stronger economic outlook and higher ICT (info-com technology) spending* in the region, the Group's performance for the next quarter is expected to be better than 1Q 2007.

* Source: Feb 2007 IDC

11. Dividend

(a) Present Period

Any dividend recommended for the current financial period reported on ? None

(b) Previous Corresponding Period

Any dividend declared for the corresponding period of the immediately preceding financial year ? None

(c) Date payable

N.A.

(d) Books closure date

N.A.

12. If no dividend has been declared/recommended, a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1,Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

    N.A.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

    N.A.

15. A breakdown of sales as follows:-

    N.A.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year as follows:-

    N.A.

17. Interested Person Transactions Under General Mandate.

Name of Interested Persons	Aggregate value of all interested transactions during the financial year under review (excluding transactions less than S$100,000 and transactions concluded under shareholders' mandate pursuant to Rule 920)	Aggregate value of all transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
a) Transactions for the sale of goods and services with Singapore Computer Systems Ltd and its subsidiaries	-	1,441,022
b) Transactions for the sale of goods and services with Starhub Ltd and its subsidiaries	-	861,048
c) Transactions for the sale of goods and services with Singapore Telecommunications Ltd and its subsidiaries	-	2,850,397
d) Transactions for the sale of goods and services with ST Engineering Ltd and its subsidiaries	-	110,273
e) Transactions for the sale of goods and services with Guangzhou Jia Dou Ji Tuan Co., Ltd and its subsidiaries	-	328,858

The above transactions are for the quarter ended 31 March 2007.

BY ORDER OF THE BOARD

Eddie Foo Toon Ee

Company Secretary

9 May 2007

ECS HOLDINGS LIMITED

CONFIRMATION BY THE BOARD PURSUANT TO RULE 705(4) OF THE LISTING MANUAL

On behalf of the Board of Directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the Board of Directors of the Company which may render the financial statements for the 1st quarter ended 31 March 2007 to be false or misleading.

On behalf of the Board of Directors

Chairman
Lin Chien

Director
Tay Eng Hoe

9 May 2007